Exhibit 99.1

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

SUMMARY TERM SHEET

Proposed Reverse Merger Transaction / RTO

Project Oceans

The Public Company The Growhub Limited Nasdaq Capital Market: TGHL A Cayman Islands Exempted Company	—and—	The Private Company EnChem America, Inc. Battery electrolyte materials U.S. subsidiary of EnChem Co., Ltd. (Korea)

Dated: May 28, 2026

NOTICE OF LEGALLYBINDING NATURE

This Summary Term Sheet (this “Term Sheet”) is entered into by and between the publicly listed company Growhub Ltd. (Nasdaq: TGHL) and the privately held company, EnChem America, Inc. (each a “Party” and collectively, the “Parties”). Notwithstanding the customary non-binding nature of preliminary term sheets, the Parties expressly agree that all terms, conditions, representations, warranties, and covenants set forth herein shall, upon execution hereof, constitute a fully binding and enforceable agreement between the Parties. This Term Sheet shall serve as the foundational framework for the definitive “ Acquisition Agreement” to be subsequently executed by the Parties, and each Party hereby covenants and agrees to perform its obligations hereunder in good faith and in accordance with the terms hereof.

1. TRANSACTION STRUCTURE

Transaction Type	Reverse Merger / Reverse Takeover (“RTO”). The Private Company shall merge with a newly formed, wholly-owned subsidiary of the Public Company (the “Merger Sub”), structured as a reverse triangular merger. The Private Company shall be the surviving corporation and shall become a wholly-owned subsidiary of the Public Company.

The Public Company	The Growhub Limited (the “Public Company” or “TGHL”), a Cayman Islands exempted company formed as a holding company on April 12, 2024, is listed on the Nasdaq Capital Market. TGHL reports under the Exchange Act as a foreign private issuer and has an active Form F-1 registration statement that became effective on August 25, 2025.

The Private Company	EnChem America, Inc., a U.S. corporation engaged in the development, manufacture, and sale of battery electrolyte materials (the “Private Company” or the “Company”). The Private Company is a U.S. subsidiary of EnChem Co., Ltd., a corporation organized under the laws of the Republic of Korea.

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

Merger Sub	A newly formed, wholly-owned Delaware subsidiary of the Public Company (“Merger Sub”), incorporated solely for purposes of effecting the Merger. Merger Sub shall merge with and into the Private Company; Merger Sub shall not survive the Merger.

Accounting Treatment	The Private Company shall be treated as the accounting acquiror for financial reporting purposes. The Transaction shall be accounted for as a reverse merger under U.S. GAAP.

Governing Law	General Corporation Law of the State of Delaware. All Transaction Documents shall be governed by and construed in accordance with the laws of the State of Delaware.

Tax Treatment	The Parties shall work together to structure the Transaction to optimize the tax treatment for each of the Parties.

Applicable Rules	The Transaction shall comply in all respects with: (i) the Securities Act of 1933; (ii) the Securities Exchange Act of 1934; (iii) Nasdaq Listing Rules, including Listing Rule 5635(a) (20% issuance threshold); (iv) the Hart-Scott-Rodino Antitrust Improvements Act (if applicable); and (v) any applicable CFIUS requirements.

2. CAPITALIZATION AND PRO FORMA STRUCTURE

Public Company Shares (Pre-Closing)	As of May 15, 2026, TGHL had issued and outstanding 14,866,470 Class A Ordinary Shares, par value $0.0005 per share and 10,433,340 Class B Ordinary Shares, par value $0.0005 per share.

Merger Shares	The Merger Shares shall be issued as shares of the Public Company, in accordance with the allocation set forth in Section 2.

3. VALUATION AND MERGER CONSIDERATION

Valuation

The Post-Closing Ownership Allocation set forth below reflects the parties’ mutual agreement based on arm’s-length negotiations between the parties.

The agreed equity value of the Private Company for purposes of the Merger is a minimum of USD 400,000,000 (Four Hundred Million United States Dollars)

Post-Closing ownership allocation

The pre-Closing equity holders of the Private Company will receive Merger Shares constituting 85% of the equity of the Public Company on a fully diluted basis immediately following the Closing, and the pre-Closing equity holders of the Public Company will retain 15% of the equity of the Public Company on a fully diluted basis immediately following the Closing.

Merger Shares	TGHL Existing	Total Shares	EnChem %	TGHL %
142,848,176	25,299,810	168,147,986	85.0%	15.0%

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

Floor Protection — Walk-Away Right	In the event the Closing VWAP is less than USD 4.00 per share (the “Floor Price”), the Private Company shall have the right, exercisable by written notice to the Public Company within five (5) Business Days following the VWAP determination date, to terminate this Agreement without liability and without payment of any termination fee. The Floor Price reflects the minimum valuation at which the issuance of Merger Shares is commercially practicable without resulting in excessive dilution of the Public Company’s existing stockholders.

Closing VWAP — Price Determination	The “Closing VWAP”, defined as the volume-weighted average trading price of Public Company Common Stock on The Nasdaq Capital Market for the twenty (20) consecutive trading days ending three (3) trading days prior to the Closing Date, as reported by Bloomberg L.P. (or, if unavailable, such other nationally recognized financial data service as the parties shall mutually agree).

4. SHELF REGISTRATION AND POST-CLOSING CAPITAL RAISE

Capital Raise	The parties anticipate one or more capital raising transactions in connection with or following the Closing, on terms to be agreed (each, a “Financing”).

Shelf Registration	Immediately upon becoming F-3 eligible, the Public Company shall file a shelf registration statement registering an amount not less than USD 200,000,000 (the “Shelf”).

Post-Closing Capital Raise	Immediately following Closing, the combined company shall be positioned to conduct one or more capital raises utilizing the any of follow on offering or Equity Lines of Credit on form F-1 or S-1, Private Investments in Public Equity (PIPEs) or the Shelf, including registered direct offerings, confidentially markets public offerings, at-the-market programs, or convertible debt offerings at the discretion of the Board of Directors.

Shelf	As a condition to closing the Transaction, the Public Company shall have filed for, and the SEC shall have declared effective, the Shelf

5. CONDITIONS TO CLOSING

Mutual Conditions	(a) Execution of Merger Agreement and all Transaction Documents; (b) no governmental order prohibiting the Transaction; (c) all required regulatory approvals (HSR, CFIUS if applicable); (d) Nasdaq approval for listing of the Merger Shares; (e) requisite stockholder approvals of each party; and (f) SEC effectiveness of any required registration statement.

Public Company Conditions	The obligation of the Public Company to consummate the Transaction shall be subject to the satisfaction or waiver (if permitted by applicable law) of customary closing conditions as the parties may agree in the Merger Agreement.

Private Company Conditions	The obligation of the Private Company to consummate the Transaction shall be subject to the satisfaction or waiver (if permitted by applicable law) of customary closing conditions as the parties may agree in the Merger Agreement.

Stockholder Approvals	Public Company stockholders must approve the issuance of the Merger Shares pursuant to Nasdaq Listing Rule 5635(a). Private Company shareholders must approve the Merger under applicable corporate law. As soon as reasonably practicable following the execution of the Merger Agreement, the Public Company shall prepare and file with the SEC a joint registration statement on Form S-4 or Form F-4, as applicable, including a proxy statement (the “Registration Statement”).

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

PCAOB Financial Statements	The Private Company shall deliver to the Public Company PCAOB audited financial statements prepared in accordance with U.S. GAAP on a date to be mutually agreed upon among the parties as to be provided in the Merger Agreement.

6. POST-CLOSING GOVERNANCE

Board of Directors	Effective as of the Effective Time, the entire Board of Directors of the combined company shall be reconstituted. All incumbent directors of the Public Company shall resign at or immediately prior to Closing. All seats on the post-Closing Board of Directors shall be filled by individuals designated by the Private Company (EnChem America) (the “EnChem Designees”). The initial post-Closing Board shall consist of not fewer than five (5) and not more than seven (7) directors, all of whom shall be designated by EnChem America, subject to a minimum of three (3) such designees satisfying applicable Nasdaq director independence requirements. The Private Company shall deliver to the Public Company a written list of all EnChem Designees no later than five (5) Business Days prior to the Closing Date.

Board Resignation Covenant	As a condition precedent to Closing, each incumbent director of the Public Company shall execute and deliver to the Private Company a letter of resignation from the Board of Directors and all committees thereof, to become effective at the Effective Time. Such resignations shall be delivered no later than two (2) Business Days prior to the anticipated Closing Date and shall be irrevocable.

Executive Officers	All senior executive officers of the Public Company (including the Chief Executive Officer, Chief Financial Officer, and any other C-suite positions) shall tender their resignations effective at the Effective Time. The post-Closing senior management team, including all C-suite positions, shall be designated by EnChem America and shall be set forth in a management designation notice delivered by EnChem America to the Public Company no later than five (5) Business Days prior to the Closing Date.

Transfer of Control Summary

Upon the Closing, the following control transfer steps shall occur concurrently at the Effective Time:

(i) Class B Conversion: all Class B shares convert to Class A on a 1:1 basis;

(ii) Board Reconstitution: all incumbent directors resign; EnChem Designees assume all seats;

(iii) Management Change: all incumbent C-suite officers resign; EnChem designees appointed;

The combined effect of steps (i) through (iii) constitutes a full transfer of economic ownership and operational control of the combined company to EnChem America and its shareholders.

Charter and Bylaws	An Amended and Restated Certificate of Incorporation shall be adopted at or prior to Closing to: (i) eliminate the Class B Common Stock and re-designate all shares as a single class of Common Stock; (ii) remove any super-voting rights or other preferential rights previously attaching to Class B shares; and (iii) reflect such other governance changes as are necessary to vest full operational control in the post-Closing management team designated by EnChem America. Amended and Restated Bylaws shall be adopted at Closing to be consistent with the foregoing.

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

7. REPRESENTATIONS, WARRANTIES, AND COVENANTS

Scope	The Merger Agreement shall contain customary representations and warranties of each party covering, without limitation: organization and good standing; authorization; capitalization; financial statements; absence of Material Adverse Effect; intellectual property; material contracts; litigation; tax matters; compliance with laws; employee benefits; and related party transactions.

Pre-Closing Covenants	From the date of the Merger Agreement through the Effective Time each party shall make customary covenants including, without limitation: (i) each party shall conduct its business in the ordinary course consistent with past practice; (ii) each party shall use commercially reasonable efforts to preserve material business relationships; (iii) the parties shall cooperate in the preparation of all SEC filings; and (iv) each party shall refrain from actions that would materially impair consummation of the Transaction.

8. LOCK-UP AND REGISTRATION RIGHTS

Lock-Up	All Merger Shares issued to the pre-Closing equity holders of the Private Company shall be subject to lock-up restrictions for a period one-hundred eighty days following the Closing Date.

Registration Rights	At Closing, the Public Company shall execute a Registration Rights Agreement pursuant to which the Public Company shall register the resale of the Merger Shares under the Shelf or a new registration statement, as applicable, upon expiration of the applicable lock-up period. The Public Company shall maintain such registration for not less than [36 months following expiration of the lock-up.

9. EXCLUSIVITY

9.1 Exclusivity Period. From the date of execution of this Term Sheet through the earlier of (i) ninety (90) days following such date, or (ii) mutual written termination of this Term Sheet (the “Exclusivity Period”), the Public Company shall be bound by the exclusivity obligations set forth in this Section 9. The Exclusivity Period shall automatically extend for additional successive periods of thirty (30) calendar days each (each a “Renewal Period”) unless the Private Company delivers written notice of non-renewal to the Public Company at least 5 Business Days prior to the expiration of the then-current Exclusivity Period or Renewal Period.

9.2 Obligations of the Public Company — Exclusivity. During the Exclusivity Period (and any Renewal Period), the Public Company and its officers, directors, employees, and agents shall not, directly or indirectly: (a) solicit, initiate, or knowingly encourage any inquiry, proposal, or offer from any Person (meaning any individual, corporation, partnership, limited liability company, trust, joint venture, association, governmental authority, or other entity) other than the Private Company regarding any merger, business combination, sale of assets, or change-of-control transaction involving the Public Company (an “Alternative Public Transaction”); (b) participate in any discussions or negotiations regarding any Alternative Public Transaction; or (c) approve, recommend, or enter into any letter of intent or definitive agreement with respect to any Alternative Public Transaction. The Public Company shall notify the Private Company in writing within forty-eight (48) hours upon receipt of any Alternative Public Transaction inquiry or proposal. Notwithstanding the foregoing, nothing in this Section 9 shall prevent the board of directors of the Public Company from (i) considering, in good faith and upon advice of counsel, any unsolicited bona fide written proposal from a Person other than the Private Company that the board of directors of the Public Company determines, in good faith and upon advice of counsel, constitutes or would reasonably be expected to lead to a Superior Proposal, or (ii) taking any action, or refraining from taking any action, that the board of directors of the Public Company determines in good faith, upon advice of counsel, is required to comply with its fiduciary duties under applicable law. “Superior Proposal” means a bona fide written proposal for an Alternative Public Transaction that the board of directors of the Public Company determines, in good faith and after consultation with its outside legal and financial advisors, would, if consummated, be more favorable from a financial point of view to the shareholders of the Public Company than the Transaction.

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

10. TERMINATION

Termination Rights	The Merger Agreement shall provide for termination: (a) by mutual written consent; (b) by either party if Closing has not occurred by the date 12 months following the date of the Merger Agreement (the “Outside Date”); (c) upon entry of a final, non-appealable governmental order; (d) upon failure of required stockholder approvals; or (e) by either party upon material uncured breach by the other party (subject to a thirty (30) day cure period).

11. EXPENSES

Except as otherwise provided in the definitive Merger Agreement: (i) each party shall bear its own legal, accounting, financial advisory, and other transaction costs and expenses; and (ii) shared costs (including SEC filing fees and printing) shall be allocated equally between the parties.

12. DEFINITIVE DOCUMENTATION

Merger Agreement	The parties shall negotiate in good faith and execute a definitive Agreement and Plan of Merger (the “Merger Agreement”) containing representations, warranties, covenants, conditions, indemnification provisions, and other terms customary for a reverse merger transaction of this nature.

Ancillary Documents	The parties shall negotiate in good faith and execute ancillary documents which may include, without limitation, the following: Lock-Up Agreements; Registration Rights Agreement; Voting Agreements; Officer and Director Indemnification Agreements; Amended Certificate of Incorporation and Bylaws; and such other agreements and instruments as are customary for a revere merger transaction of this type.

13. CONFIDENTIALITY

This Term Sheet and all information exchanged by the parties in connection with the Transaction are strictly confidential and shall not be disclosed to any third party without the prior written consent of the other party, except: (i) to each party’s respective legal, financial, and accounting advisors subject to equivalent confidentiality obligations; (ii) as required by applicable law or SEC or Nasdaq rules (with prior written notice where permitted by law); or (iii) as required to obtain required regulatory approvals. Any existing Non-Disclosure Agreement between the parties remains in full force and is supplemented, not superseded, by this Section 13.

Notwithstanding the confidentiality obligations set forth herein, any information that Enchem is required to disclose pursuant to the KOSDAQ disclosure rules and other applicable laws and regulations of the Republic of Korea shall be excluded from the scope of such confidentiality obligations.

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

14. GOVERNING LAW AND JURISDICTION

The provisions of this Term Sheet shall be governed by the laws of the State of Delaware. Any dispute arising under the provisions hereof shall be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware. EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE ARISING UNDER THE PROVISIONS OF THIS TERM SHEET.

15. BINDING NATURE

Binding Disclaimer	Notwithstanding any provision of this Term Sheet, all terms, statements, representations, commitments, and agreements contained in this term sheet shall become legally fully valid and enforceable obligations (Legally Binding and Enforceable Obligations) simultaneously with the formal signing and sealing by both parties. Both parties acknowledge and affirm that this term sheet serves as a prerequisite to the definitive merger agreement (Definitive Merger Agreement) to be executed in the future, and at the same time constitutes in itself a final agreement establishing the mutual legal rights and obligations between the parties.

Public Announcement

The Parties hereby acknowledge that given the binding nature of this Term Sheet, that the information contained herein and this Term Sheet will need to be shared publicly in jurisdictions governing all of the relative Parties. As such, the Parties agree to work together to draft and issue all press releases, public announcements and public filings regarding this Term Sheet or the proposed Transaction. Neither party shall, without the prior written consent of the other party, except as required by applicable law rules shall issue any such announcements or filings without providing the other Party time to comment on such announcement or filing.

Counterparts	This Term Sheet may be executed in counterparts, including by PDF or electronic signature, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

Summary Term Sheet Project Oceans — Reverse Merger / RTO	STRICTLY CONFIDENTIAL	Public Company: The Growhub Limited (TGHL)

Signature Page

By executing below, the parties indicate their agreement with the principal terms described herein, effective as of the date of last signature below.

The Public Company		The Private Company
The Growhub Limited, Nasdaq: TGHL		EnChem America, Inc.

By:	/s/ Lester chan	By:	/s/ Jung Kang Oh
Name:	Lester chan	Name:	Jung Kang Oh
Title:	Director	Title:	CEO
Date:	28 May 2026	Date:	29 May 2026

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